Norwest Bank Minnesota,
National Association                                                  Term Note


$2,500,000.00                                                      June 1, 1995

FOR VALUE RECEIVED, Aequitron Medical, Inc. (the "Borrower") promises to pay to the order of Norwest Bank Minnesota, National Association (the "Bank"), at its principal office or such other address as the Bank or holder may designate from time to time, the principal sum of Two Million Five Hundred and 00/100 Dollars ($2,500,000.00), or the amount shown on the Bank's records to be outstanding, plus interest (calculated on the basis of actual days elapsed in a 360-day year) accruing on the unpaid balance at the annual rate of interest defined below. Absent manifest error the Bank's records will be conclusive evidence of the principal and accrued interest owing hereunder.

This Term Note is issued pursuant to a credit agreement of even date herewith between the Bank and the Borrower (the "Agreement"). The Agreement, and any amendments or substitutions thereto, contain additional terms and conditions including default and acceleration provisions. The terms of the Agreement are incorporated into this Term Note by reference. Capitalized terms not expressly defined herein shall have the meanings given them in the Agreement.

INTEREST RATE.

Base Rate Option. Unless the Borrower chooses the Cost of Funds Option as defined below, the principal balance outstanding under this Term Note will bear interest at an annual rate equal to the Base Rate plus 0.85%, floating (the "Base Rate Option"). The Base Rate is the "base" or "rate" of interest established by the Bank from time to time at its principal office in Minneapolis.

Cost of Funds Option. Subject to the terms and conditions of the Agreement, the Borrower may elect that all or portions of the principal balance of this Term Note bear interest at the Bank's cost of funds plus 3.25% (the "Cost of Funds Option"). The Bank's Cost of Funds is the rate determined by the Bank to represent the Bank's direct and indirect cost of acquiring funds with a term equal to the applicable Cost of Funds Interest Period, in an amount equal to the Cost of Funds Rate Portion. Specific reference is made to the disbursement section of the Agreement for terms governing the designation of Cost of Funds Interest Periods and Cost of Funds Rate Portions.

Rate Decrease / Premium. The interest rate contracted in this Term Note shall be subject to either an increase or a decrease in accordance with the terms of
Section 4.3 of the Agreement in the manner provided therein.

REPAYMENT TERMS

Interest. Interest accruing under the Cost of Funds Rate Option will be payable on the first day of each month and at the end of each Cost of Funds Interest Period.

Principal. Principal will be payable in 25 successive quarterly installments of $92,500.00, payable on the first day of each calendar quarter and starting October 1, 1995. The remaining principal balance, plus any accrued interest, will be payable on July 1, 2002.

PREPAYMENT. The Borrower may prepay this Term Note in full or in part at any time in a minimum amount of $100,000.00. Each prepayment will be applied in inverse order of maturity and will include accrued interest on the amount prepaid, if the installment consists of principal only.

Each prepayment of principal amounts bearing interest under an optional interest rate, whether voluntary or by reason of acceleration, will be accompanied by accrued interest on the amount prepaid plus a prepayment fee equal to the amount, if any, by which:


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         (i) the additional  interest that would have been payable on the amount prepaid, if it had not been paid until the last day of the applicable interest period, exceeds

         (ii) the interest that would have been recoverable by the Bank by reinvesting the amount prepaid from the prepayment date to the last day of the applicable interest period in U.S. Government Securities having a maturity date on or about that date.

ADDITIONAL TERMS AND CONDITIONS. The Borrower agrees to pay all costs of collection, including reasonable attorneys' fees and legal expenses incurred by the Bank in the event this Term Note is not duly paid. Demand, presentment, protest and notice of nonpayment and dishonor of this Term Note are expressly waived. This Term Note will be governed by the substantive laws of the State of Minnesota.

Aequitron Medical, Inc.

By:  /s/ William M. Milne

Its:   Chief Financial Officer